Exhibit 99.2

©2017 GW Pharmaceuticals plc | All Rights Reserved Annual General Meeting March 2017

FORWARD - LOOKING STATEMENTS This presentation contains forward - looking statements that are based on our management’s beliefs and assumptions and on information currently available to management . Forward - looking statements include information about our current expectations for future events, including potential results of operations, the timing of clinical trials, the timing of regulatory filings, the timing and outcomes of regulatory or intellectual property decisions , demand for our commercially available products and products in development and the clinical benefits, safety profile and commercial potential of Sativex ® and Epidiolex ® . These forward - looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause our actual results, performance or achievements to be materially different than any future results, performance or achievements expressed or implied by the forward - looking statements . Forward - looking statements represent our management’s beliefs and assumptions only as of the date of this presentation . You should read our most recent Annual Report, as filed on Form 20 - F with the Securities and Exchange Commission, including the Risk Factors set forth therein and the exhibits thereto, and our subsequent filings with the Securities and Exchange Commission, completely and with the understanding that our actual future results may be materially different from what we expect . Except as required by law, we assume no obligation to update these forward - looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward - looking statements, even if new information becomes available in the future . Disclaimers GW Pharmaceuticals plc Investor Presentation 2 March 2017

• 2016 Highlights Justin Gover, CEO • Clinical Update Dr. Stephen Wright, CMO • US Launch Preparation Julian Gangolli, President North America • Manufacturing and EU Commercialisation Chris Tovey, COO • Financial Update Scott Giacobello, CFO • 2017 Newsflow Justin Gover, CEO Agenda GW Pharmaceuticals plc Investor Presentation 3 3 March 2017

• Epidiolex ® (CBD) - Positive results in Phase 3 Dravet syndrome trial and two pivotal Phase 3 LGS trials - Positive pre - NDA meetings held with FDA - NDA submission for both Dravet and LGS indications expected mid - 2017 - EU regulatory submission planned for H2 2017 - Manufacturing scale - up on track to deliver significant commercial launch inventory - Approx.1,200 patients now on Epidiolex treatment in Expanded access program and open label extension - US commercial team build underway and pre - launch preparations advancing well - EU commercial team now being established - Phase 3 trials in additional indications ongoing – TSC and IS - Patent portfolio being prosecuted • Cannabinoid pipeline product candidates: - CBDV Phase 2 epilepsy study ongoing . Data expected H2 2017 - CBDV pre - clinical research in field of autism. Phase 2 trials expected to commence H2 2017 - THC:CBD for the treatment of Recurrent Glioblastoma Multiforme (GBM) - Positive Phase 2 data reported - Neonatal Hypoxic - Ischemic Encephalopathy (NHIE) intravenous CBD program. Phase 1 trial commenced 2016 Highlights GW Pharmaceuticals plc Investor Presentation 4 3 March 2017

Clinical Update

Epidiolex ® Phase 3 Program Overview 6 > 97% of completers continued into OLEX March 2017 GW Pharmaceuticals plc Investor Presentation Physician Sponsored GW Sponsored Dravet Syndrome Lennox - Gastaut Syndrome Tuberous Sclerosis Complex Infantile Spasms Childhood Epilepsy Syndromes 2015 2016 2017 Phase   n   —  Positive Phase   n  186 —  Recruiting Phase   n   71 —  Positive Phase   n  225 —  Positive Phase   n  210 —  Recruiting Two - part Phase 3 Physician and State INDs (> 1100 patients) Ongoing Treatment Data — Other epilepsies NDA NDA Epidiolex ® (cannabidiol) is an investigational product and not approved for any indication in any country

1st Phase 3 LGS Study Principal Efficacy Results GW Pharmaceuticals plc Investor Presentation 7 44 49 22 20 0 10 20 30 40 50 60 Treatment Period Maintenance Period Median % Reduction 41 45 14 15 0 5 10 15 20 25 30 35 40 45 50 Treatment Period Maintenance Period Median % Reduction Drop Seizures Total Seizures p=0.0135 p=0.0096 p=0.0005 p=0.0004 March 2017 Source : E . Thiele, M. Mazurkiewicz - Beldzinska, S. Benbadis, E. Marsh, C. Joshi, J. French, C. Roberts, A. Taylor, K. Sommerville, Cannabi diol (CBD) significantly reduces drop seizure frequency in Lennox Gastaut syndrome: results of a multicenter, randomized, double blind, placebo - controlled trial, Abstract No 1.377, 2016, American Epilepsy Society Annual Meeting 20 mg/kg/day CBD (n=86) Placebo (n=85)

39 41 13 16 0 5 10 15 20 25 30 35 40 45 Treatment Period Maintenance Period Median % Reduction 29 37 9 10 0 5 10 15 20 25 30 35 40 Treatment Period Maintenance Period Median % Reduction 1st Phase 3 Dravet Syndrome Study Principal Efficacy Results GW Pharmaceuticals plc Investor Presentation 8 p=0.0123 p=0.0052 p=0.0335 p=0.0234 March 2017 Convulsive Seizures Total Seizures Source : J . H. Cross, O. Devinsky, L. Laux, E. Marsh, I. Miller, R. Nabbout, I. Scheffer, E. Thiele, S. Wright, Cannabidiol (CBD) reduc es convulsive seizure frequency in Dravet Syndrome: results of a multi - centered, randomized, controlled study, Abstract No 2.362, 2016, American Epilepsy Society Annual Meeting 20 mg/kg/day CBD (n=61) Placebo (n=59)

2nd Phase 3 LGS (Multiple Dose Study) Topline Efficacy Results GW Pharmaceuticals plc Investor Presentation 9 42 37 17 0 5 10 15 20 25 30 35 40 45 Treatment Period Median % Reduction 20mg/kg/day CBD (n=76) 10mg/kg/day CBD (n=73) Placebo (n=76) p=0.0047 p=0.0016 Drop Seizures March 2017 Source: GW press release, September 2016

Phase 3 Global Impression of Change GW Pharmaceuticals plc Investor Presentation 10 March 2017 17.9 16.7 23.8 32.1 8.3 1.2 0 5.9 10.6 17.6 50.6 10.6 2.4 2.4 0 10 20 30 40 50 60 Very Much Improved Much Improved Slightly Improved No Change Slightly Worse Much Worse Very Much Worse Percentage of Patients by Category 20 mg/kg/day CBD (n=72) Placebo (n=84) 58% CBD vs . 34% placebo (p=0.0008) LGS 1 S/CGIC Response 15 16.7 30 25 5 6.7 1.7 6.9 6.9 20.7 53.4 10.3 1.7 0 0 10 20 30 40 50 60 Very Much Improved Much Improved Slightly Improved No Change Slightly Worse Much Worse Very Much Worse Percentage of Patients by Category 20 mg/kg/day CBD (n=60) Placebo (n=58) 62% CBD vs . 35 % placebo (p=0.0155) Dravet 1 CGIC Response Source: American Epilepsy Society 2016 Annual Meeting posters 20 mg/kg/day CBD (n=72) Placebo (n=84) 20 mg/kg/day CBD (n=60) Placebo (n=58)

Phase 3 Responder Analysis GW Pharmaceuticals plc Investor Presentation 11 LGS 1 Dravet syndrome 1 March 2017 Source: American Epilepsy Society 2016 Annual Meeting posters 20 mg/kg/day CBD (n=86) Placebo (n=85) 20 mg/kg/day CBD (n=61) Placebo (n=59)

Phase 3 Safety Profile • Consistent AE profile across pivotal, EAP and state programs. Most common AEs (>10% of patients) in Phase 3 trials include: - Somnolence, diarrhea, decreased appetite, fatigue, pyrexia, vomiting, lethargy, upper respiratory tract infection, convulsion • SAEs consistent with the pattern of common AEs • No difference in episodes of status epilepticus between Epidiolex ® and placebo • Low withdrawal rates seen throughout clinical program • Elevations in hepatic transaminases have been reported, most commonly with concomitant valproate; none met criteria for serious liver injury; all elevations resolved – most while on treatment - Physicians are used to monitoring liver function in patients with epilepsy as there are a number of approved AEDs that are associated with elevations in transaminases and typically run routine liver tests GW Pharmaceuticals plc Investor Presentation 12 Across the Phase 3 program, Epidiolex was generally well - tolerated, with most adverse events (AEs) reported as mild or moderate March 2017 Epidiolex ® (cannabidiol) is an investigational product and not approved for any indication in any country

Comprehensive NDA Submission Package • Extensive FDA interactions throughout EAP and Phase 3 program - Clinical and pre - clinical pre - NDA meeting held in July 2016 - Proposed pre - clinical and clinical content of the NDA submission was confirmed - CMC pre - NDA meeting held in November 2016 - Proposed CMC content of NDA confirmed • Single NDA for both Dravet syndrome and LGS indications • Three robust Phase 3 placebo - controlled trials • Extensive long - term safety data from >1,500 patients, 400 with 1 year or more continuous exposure • Supporting clinical pharmacology program comprising 10 Phase 1 and 2 trials: - PK, drug - drug interactions, effect on sleep, thorough QT, renal or hepatic impairment - Abuse liability, withdrawal • Full preclinical pharm/tox package GW Pharmaceuticals plc Investor Presentation 13 Submission expected mid - 2017 Decision for both indications expected at same time March 2017

• CBDV has shown anti - epileptic properties across a range of in vitro and in vivo animal models of epilepsy and different from CBD - CBDV looks to be differentiated from CBD in four key ways: efficacy profile in seizure models, metabolic profile, pharmacological profile and has different physico - chemical characteristics • CBDV exhibits few of the side effects in pre - clinical models associated with many existing AEDs • Phase 1 trial complete: CBDV well tolerated even at the highest tested dose, no serious or severe adverse events, nor any withdrawals due to AEs • Phase 2 trial (n=130) in adult patients with partial - onset epilepsy - Data expected H2 2017 • CBDV pre - clinical research also ongoing within field of autism spectrum disorders - Promising signals on cognitive/social endpoints as well as repetitive behavior - Phase 2 trials expected to commence in H2 2017 - Orphan Drug Designation from FDA for CBDV for the treatment of Rett syndrome CBDV Program 14 March 2017 GW Pharmaceuticals plc Investor Presentation

• THC:CBD investigational product candidate for the treatment of GBM - Orphan Drug Designation from FDA • GBM is the most common and most aggressive type of malignant primary brain tumor - Typically patients succumb to the disease approximately 15 months after diagnosis - Treatment for GBM remains challenging and additional safe and effective long - term treatment options are needed - Standard treatment is surgical resection, radiotherapy and concomitant adjunctive chemotherapy • Phase 2 study completed - THC:CBD + TMZ had an 83% one year survival rate compared with 56% for patients on placebo (TMZ only) ( p=0.042 ) - Median survival for the THC:CBD group was over 550 days compared with 369 days in the placebo group - THC:CBD was generally well tolerated with treatment emergent adverse events leading to discontinuation in two patients in each group - The most common adverse events (three patients or more and greater than placebo) were vomiting (75%), dizziness (67%) nausea (58%), headache (33%), and constipation (33%) • Next steps: GW expects to consult with external experts and regulatory agencies on a pivotal clinical development program for THC:CBD in GBM and in other cancers Recurrent Glioblastoma Multiforme (GBM) Program GW Pharmaceuticals plc Investor Presentation 15 March 2017

US Launch Preparation

• US is the world’s largest pharmaceutical m arket • Heavily regulated from a compliance perspective - Interactions with Health Care Professionals - Financial and Accounting reporting standards - Reporting to both individual State and Federal agencies • US physicians have broad latitude to prescribe the appropriate drug for the condition • However, generic drug prescribing is high • US Managed Care and Health Care Payors ultimately have the say on the level of reimbursement and access to a particular product • Pediatric epilepsy is well managed and access to Specialist care is high • Health Care practices and pricing attracting considerable political attention from both sides of the political spectrum US Market Overview March 2017 17 GW Pharmaceuticals plc Investor Presentation

Significant Unmet Need in Epilepsy

- 2.2 million U.S. patients with epilepsy (470,000 children)
  - ~ One third of patients are pharmacoresistant with seizures persisting despite multiple antiepileptic drugs (AEDs)
- Childhood-onset epilepsy
  - Multiple distinct orphan syndromes, almost none with a specific indicated therapy
  - Many syndromes highly resistant to currently available AEDs
  - Seizures continue into adulthood
- Dravet syndrome and LGS represent two of the most difficult-to-treat epilepsy syndromes
  - Multiple seizure types, developmental delay, high risk of SUDEP
  - Highly refractory even with current medications, polytherapy generally required
- Physicians seek new treatment options
  - Majority of physicians not satisfied with current therapeutic options

Response to AEDs in patients with newly diagnosed epilepsy

little change to this statistic over last 15 years



36%
47%
4%
13%
Seizure-free with 1st drug
Seizure-free with 2nd drug
Seizure-free with 3rd or multiple drugs
Pharmacoresistant epilepsy

Sources: Sander JW. Epilepsia. 1993;34(6):1007; Picot et al. 2008; Kwan P, Brodie MJ. N Engl J Med. 2000;342:314-319; Kwan P, Brodie MJ. CNS Spectr. 2004;9(2):110

March 2017 GW Pharmaceuticals plc Investor Presentation 18

• In the U.S. we will use our subsidiary, Greenwich Biosciences Inc., to commercialize our products • New offices recently opened in Carlsbad, CA to accommodate US team • Senior commercial organization in place, many of whom have deep previous epilepsy experience • Key functions include…… - “ High - touch” patient, payer and physician communication, education and distribution model - “High efficiency” commercial deployment to leverage systems for non - core activities - Expected sales force of approximately 50 - 60 sales professionals targeting approximately 4,000 – 5,000 U.S. physicians Greenwich Biosciences Inc. March 2017 19 GW Pharmaceuticals plc Investor Presentation

12/4/2016 AGM 20 416 attendees at the Scientific Exhibit 445 downloads of GW sponsored posters >300 attendees to the Innovation Pavilion 416 attended GW Scientific Exhibit >1000 total interactions/reach to KOLs

• Build - out Medical Science L iaison team to 15 people by mid 2017 - Coverage of major US Epilepsy and Academic Medical Centers • Publish and externalize phase 3 and EAP (compassionate use program) data - Peer reviewed journals, posters at major congresses, compendium content • Cannabinoid Education Initiatives • Presentations at Major Neurology conferences - AAN: April - CNS: October - AES: December • Key Opinion Leader Engagement • Disease State Education • EAP Data Analyses Medical Affairs Key Priorities for 2017 March 2017 GW Pharmaceuticals plc Investor Presentation

Market Access • Payer Insight Generation • Value Proposition Development • Payer Discussions Health Economics Outcomes Research - HEOR • Burden of Illness Study • Reimbursement Dossier & Budget Impact Model • Cost of Seizures Supply Chain & Distribution • Specialty Third Party Logistics Provider and a limited network of Specialty Pharmacy Providers and Specialty Distribution Commercial Team Key Priorities for 2017 March 2017 22 GW Pharmaceuticals plc Investor Presentation

23 N ever losing focus of what matters most … the patients GW Pharmaceuticals plc Investor Presentation

Manufacturing & Europe Commercialisation

Commercial Manufacturing Growing & Harvesting Drying & Processing Crystallisation (API) Drug Product Manufacture Bottling & Labeling GMP Non - GMP • GW has operated under commercial GMP licenses issued outside the U.S. since 2005 • Manufacturing scalable through in - house and 3 rd party facilities • Projected 2017 yield: ~ 50,000 paediatric patient years’ of CBD • F urther increases in scale anticipated in 2018 and beyond as we build significant US & EU launch inventory • Regulatory evaluation same as small molecule, not “botanical” • On track for FDA inspection anticipated in H2 2017 Extraction GW Pharmaceuticals plc Investor Presentation 25 March 2017

Commercial Manufacturing Scale Progress In 2017 2016 2016 GW Pharmaceuticals plc Investor Presentation 26 March 2017

Commercial Manufacturing Scale Progress In 2017 2016 2016 2017 GW Pharmaceuticals plc Investor Presentation 27 March 2017

Europe is big and diverse 510 population (million) 24 languages 1 regulatory authority 22% global GDP 28 reimbursement authorities 28 countries GW Pharmaceuticals plc Investor Presentation 28 March 2017

Seizing The European Opportunity 29 Market Opportunity Pricing & Reimbursement Competitors in market Orphan Strong medical education Patient support program Epilepsy medication Strong Patient Advocacy Strategic targeting Supply & Distribution Scientific Excellence Great Data Great People Strong marketing campaign GW Pharmaceuticals plc Investor Presentation 29 March 2017

2017 Imperatives In Europe Hire Great People • GW is building a strong team in Europe • Robust knowledge in epilepsy & orphan drugs • Relationships in epilpesy community • Recent EU launch experience KOL Development & Data Dissemination • KOL & key centre mapping • Build on clinical trials programme • Publications & Key Congress • Medical Affairs Team Price & Reimbursement • Payor research • Value proposition & value dossier development • Specific HTA model development • HTA engagement Medical Education • Disease education • Cannabinoid education • GW story • Internal Training Successful Launch Recipe • Launch Plan development • Commercial Model progression • Shaping the environment • Supply Chain GW Pharmaceuticals plc Investor Presentation 30 March 2017

Finance Update

• 25 years of financial and operational expertise - Most recently and until its acquisition by Allergan, Inc. in late 2016, served as Chief Financial Officer for Chase Pharmaceuticals Corporation - From 2008 through 2015, senior level finance positions at Allergan, Inc., including VP Finance for Global Research & Development, VP Corporate Finance and VP Internal Audit & Compliance. - Previous experience includes financial positions at the Black & Decker Corporation and Ernst & Young, LLP. • As GW’s market cap and US investor base continues to grow, our transition to US corporate governance will require : - Changing our accounts to US dollars, reporting under US accounting standards - Evolving our financial systems so they are appropriate for a commercial organization - Ongoing compliance with US financial and securities regulations, including Sarbanes - Oxley • Adam will support Scott through the transition Scott Giacobello, Chief Financial Officer March 2017 32 GW Pharmaceuticals plc Investor Presentation

Key Financial Data March 2017 GW Pharmaceuticals plc Investor Presentation 33 Clean up ICON Cash at 31 December 2016 $ 444.6m 2017 cash outflow guidance ($ 30m Capex, $ 100m – $120m Opex) $130m – $150m Share Capital Current Options Fully Diluted ADS/m 25.3 0.9 26.2

Upcoming Milestones/Newsflow GW Pharmaceuticals plc Investor Presentation 34 March 2017 Expected Timing EPIDIOLEX REGULATORY NDA submission with FDA Mid - 2017 EMA submission H2 2017 EPIDIOLEX DATA Dravet Phase 3 data publication Q1 2017 2nd LGS Trial data presentation Q2 2017 Infantile spasms trial complete (part A) H1 2017 LGS Phase 3 data publications 2017 2nd Dravet trial topline data 2017 CBDV PROGRAM Phase 2 epilepsy trial topline data H2 2017 Phase 2 autism spectrum disorders trial start H2 2017 OTHER PIPELINE Phase 1 NHIE trial data 2017

Thank You GW Pharmaceuticals plc NASDAQ: GWPH Stephen Schultz, VP Investor Relations sschultz@gwpharm.com + 1 401 - 500 - 6570